      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 6, 1998



                                                      REGISTRATION NO. 333-45071

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                               AMENDMENT NO. 1
                                      ON
                                   FORM S-3
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933

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                          ACCLAIM ENTERTAINMENT, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                               38-2698904
    (STATE OR OTHER JURISDICTION OF                (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)             IDENTIFICATION NUMBER)

                            ------------------------
                               ONE ACCLAIM PLAZA
                           GLEN COVE, NEW YORK 11542
                                 (516) 656-5000
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                              GREGORY E. FISCHBACH
                            CHIEF EXECUTIVE OFFICER
                          ACCLAIM ENTERTAINMENT, INC.
                               ONE ACCLAIM PLAZA
                           GLEN COVE, NEW YORK 11542
                                 (516) 656-5000
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)
                            ------------------------
                                    Copy to:

                          JAYSHREE PARTHASARATHY, ESQ.
                              ROSENMAN & COLIN LLP
                               575 MADISON AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 940-8800

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, please check the following box. /x/

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


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INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THAT THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                    SUBJECT TO COMPLETION, DATED MAY 6, 1998

PROSPECTUS

                                1,775,400 SHARES

                          ACCLAIM ENTERTAINMENT, INC.

                                  COMMON STOCK

                            ------------------------


     The 1,775,400 shares (the 'Shares') of common stock, par value $0.02 per share (the 'Common Stock'), of Acclaim Entertainment, Inc. ('Acclaim' and, together with its subsidiaries, the 'Company') covered by this Prospectus are being offered and sold by the selling stockholders (the 'Selling Stockholders') named herein.


     The Shares were or will be issued from time to time to the Selling Stockholders by the Company in connection with the settlement of certain litigations and claims, in a privately-negotiated transaction or upon the exercise of outstanding and currently exercisable warrants pursuant to the exemption provided under Section 4(2) of the Securities Act of 1933. The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders. See "Selling Stockholders."


     The Selling Stockholders have advised the Company that they may from time to time sell all or a portion of the Shares on The NASDAQ Stock Market or in any other securities market on which the Common Stock is then listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the then current market price or in private transactions at negotiated prices and on terms to be determined at the time of sale. The Shares may be sold directly, through agents designated from time to time or through broker-dealers designated from time to time. To the extent required, the number of Shares to be sold, the purchase price, the name of any such agent or broker-dealer and any applicable commissions, discounts or other items constituting compensation to such agents or broker-dealers with respect to a particular offering will be set forth in a supplement or supplements to this Prospectus. The Selling Stockholders may also sell all or a portion of the Shares pursuant to Rule 144 promulgated under the Securities Act of 1933 (the 'Securities Act'), to the extent that such sales may be made in compliance with such Rule. See 'Plan of

Distribution.' The Company knows of no selling arrangement between any agent or broker-dealer and any of the Selling Stockholders.


     The Selling Stockholders and any broker-dealers or agents who participate with the Selling Stockholders in the distribution of any Shares may be deemed to be 'underwriters' as such term is defined under the Securities Act and any discount or commission received by them and any profit on the sale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.


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     SEE 'RISK FACTORS' ON PAGE 6 FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.

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     The Common Stock is traded on The NASDAQ Stock Market National Market System under the symbol 'AKLM.' On May 4, 1998, the last reported sale price of the Common Stock was $7.3125 per share.


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     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The offering is subject to withdrawal and cancellation at any time, without notice.

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                  The date of this Prospectus is May   , 1998.

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY SELLING STOCKHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFERING OR SOLICITATION TO SUCH PERSON.

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                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----
Special Note Regarding Forward-looking
  Statements...................................     2
Available Information..........................     2
Incorporation of Certain Documents by
  Reference....................................     3
The Company....................................     4
Risk Factors...................................     6


                                                  PAGE
                                                  ----
Use of Proceeds................................    15
Selling Stockholders...........................    15
Plan of Distribution...........................    16
Legal Proceedings..............................    17
Legal Matters..................................    19
Experts........................................    19


               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 (the 'Exchange Act'). When used in this Prospectus, the words 'believe,' 'anticipate,' 'think,' 'intend,' 'plan,' 'will be,' 'strategy' and similar expressions identify such forward-looking statements. Such statements regarding future events and/or the future financial performance of the Company are subject to certain risks and uncertainties, including those discussed in 'RISK FACTORS' on pages 6 to 15, which could cause actual events or the actual future results of the Company to differ materially from any forward-looking statement. In light of the significant risks and uncertainties inherent in the forward-looking statements included herein, the inclusion of such statements should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange

Act and in accordance therewith files reports and other information with the Securities and Exchange Commission (the 'Commission'). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, 13th floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 40 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site at 'http://www.sec.gov' that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the 'Registration Statement') under the Securities Act with respect to the registration of the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the contents of any documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement, as well as items of information omitted from this Prospectus but contained in the Registration Statement and reports and other information filed by the Company, may be inspected without charge at the public reference facilities referred to above and copies of all or any part thereof may be obtained from the Commission upon request and payment of the prescribed fee.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

          (a) The Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1997, filed on November 19, 1997 (File No. 0-16986) (the 'Form 10-K');


          (b) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 1997, filed on January 14, 1998 (File No. 0-16986);


          (c) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 1998, filed on April 8, 1998 (File No. 0-16986); and



          (d) The information in respect of the Common Stock under the caption 'Description of Registrant's Securities to be Registered' contained in the Registration Statement on Form 8-A, filed on June 8, 1988 (File No. 0-16986), as amended by the Current Report on Form 8-K, filed on August 25, 1989 (File No. 33-9460-C), relating to the one-for-two reverse stock split effected by the Company.


     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the shares described herein shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of the filings of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company undertakes to provide, without charge, to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein). Requests for such documents should be directed to the Secretary, Acclaim Entertainment, Inc., One Acclaim Plaza, Glen Cove, New York 11542. Telephone requests for such copies should be directed to the Secretary at (516) 656-5000.

                                  THE COMPANY


     The Company is a developer, publisher and mass marketer of interactive entertainment software ('Software') for use with dedicated interactive entertainment hardware platforms ('Entertainment Platforms') and multimedia personal computer systems ('Multimedia PCs'). The Company operates its own Software design studios and a motion capture studio, and markets and distributes its Software in the major territories throughout the world. The Company's operating strategy is to develop Software for the Entertainment Platforms and Multimedia PCs that dominate the interactive entertainment market at a given time or which the Company perceives as having the potential for achieving mass market acceptance. The Company emphasizes sports simulation and arcade-style titles for Entertainment Platforms, and fantasy/role-playing, adventure and sports simulation titles for Multimedia PCs. The Company intends to continue to support its existing key brands (such as Turok: Dinosaur Hunter, NFL Quarterback Club and NBA Jam) with the introduction of new titles supporting those brands and to develop one or more additional key brands each year based on its original and licensed properties, which may then be featured on an annual basis in successive titles.



     The Company also engages, to a lesser extent, in: (i) the development and publication of comic books, which commenced in July 1994 through the acquisition of Acclaim Comics, Inc. ('Acclaim Comics'); (ii) the distribution of Software titles developed by other software publishers ('Affiliated Labels'), which commenced in the first quarter of fiscal 1995; and (iii) the marketing of its motion capture technology and studio services, which commenced in the first quarter of fiscal 1995.


     The Company believes the Software industry is driven by the size of the installed base of Entertainment Platforms, such as those manufactured by Nintendo Co., Ltd. (Japan) (Nintendo Co., Ltd. (Japan) and its subsidiary, Nintendo of America, Inc., are collectively herein referred to as 'Nintendo'), Sony Corporation (Sony Corporation and its subsidiary, Sony Computer Entertainment of America, are collectively herein referred to as 'Sony') and Sega Enterprises Ltd. ('Sega'), and Multimedia PCs. The industry is characterized by rapid technological change, resulting in Entertainment Platform and related Software product cycles. No single Entertainment Platform or system has achieved long-term dominance in the interactive entertainment market. See 'Risk Factors--Industry Trends; Platform Transition; Technological Change.'


     The Company recorded a loss from operations of $274.5 million and $150.9 million and a net loss (on an after-tax basis) of $221.4 million and $159.2 million for fiscal 1996 and 1997, respectively. The net loss for fiscal 1996 reflects write-offs of receivables, the establishment of additional receivables and inventory reserves, severance charges incurred in connection with the downsizing of the Company and the reduction of certain deferred costs, as well as an operating loss for the year resulting primarily from price protection and similar concessions granted to retailers at greater than anticipated levels in connection with the Company's 16-bit and 32-bit Software. The net loss for fiscal 1997 reflects, among other things, a charge of $23.6 million for certain claims and litigations for which the settlement obligation was then probable and estimable, a writedown of $25.2 million to reduce the carrying value of the goodwill associated with Acclaim Comics to its estimated undiscounted future cash flows, and downsizing charges of $10 million.


     Based on information available in 1994 and based on its historical experience with respect to the transition from 8-bit to 16-bit platforms, the Company believed that Software sales for 16-bit platforms would, although continuing to decrease overall, still dominate the interactive entertainment market in 1995 and that such sales would remain substantial through the 1996 holiday season. Accordingly, although the Company's strategy for the Christmas 1996 season was to develop Software for multiple Entertainment Platforms and Multimedia PCs, the Company anticipated that substantially all of its revenues in fiscal 1995 would be derived from its 16-bit Software sales. The Company also anticipated that its sales of 32-bit and Multimedia PC Software in fiscal 1996 would grow as compared to fiscal 1995 but that the majority of its revenues in fiscal 1996 would still be derived from 16-bit Software sales. However, the 16-bit Software market matured much more rapidly than anticipated by the Company, the Company's Christmas 1995 16-bit Software sales were substantially lower than anticipated and, by April 1996, the Company derived minimal profits from such Software sales and made the decision to exit the 16-bit and portable cartridge markets.

     As a result of the industry transition to 32- and 64-bit Entertainment Platforms, the Company's Software sales during fiscal 1996 and fiscal 1997 were significantly lower than in fiscal 1995. In addition, although the Company had acquired three Software studios (and had incurred increases in fixed overhead expenses), due to

Software development lead times, the capacity of the studios to develop titles to be marketed by the Company soon after their acquisition was limited, and the Company continued to rely on independent studios for the development of its titles and incurred royalty and other expense relating thereto. Accordingly, in fiscal 1997, the Company effected certain measures, including expense reductions and consolidation of certain operations, to align its operating expenses with anticipated revenues. The Company recorded net income of $6.8 million for the six months ended February 28, 1998 as compared to a net loss of $(35.8) million for the six months ended February 28, 1997. The net income for the first six months of fiscal 1998 reflects primarily the increase in sales volume of the Company's Software for Nintendo's 64-bit N64 platform.


     The Company believes, based on publicly available information and its own estimates, that the installed base of 32- and 64-bit Entertainment Platforms in the United States was between approximately 6 and 7 million and between approximately 17 and 18 million units at the end of calendar 1996 and 1997, respectively. Although the Company anticipates that such installed base will continue to grow in calendar 1998 and that the Company's revenues in fiscal 1998 from sales of Software therefor will be higher than in fiscal 1997, the Company's revenues from sales of Software for the new Entertainment Platforms in fiscal 1998 will not be comparable to its revenues from sales of 16-bit Software in fiscal 1994 or 1995. No assurance can be given as to the future growth of the installed base of 32- and 64-bit Entertainment Platforms or Software therefor or of the Company's results of operations and profitability in future periods. See 'Risk Factors.'


     The Company's ability to generate sales growth and profitability will be primarily dependent on the growth of the Software market for 32- and 64-bit Entertainment Platforms and Multimedia PCs, the Company's ability to identify, develop and publish 'hit' Software for Entertainment Platforms with significant installed bases and Multimedia PCs, the continued success of the Company's cost reduction efforts and its ability to develop and publish commercially viable titles after giving effect to such efforts and, to a lesser extent, the development of, and the generation of revenues from, the Company's other entertainment operations.

     A Delaware corporation, Acclaim was founded in 1987 and has overseas operations in Japan, France, Germany, Spain and the United Kingdom.

     The Company's principal executive offices are located at One Acclaim Plaza, Glen Cove, New York 11542, and its telephone number is (516) 656-5000.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following factors, among others, should be considered carefully in evaluating the investment in the Company offered hereby.

  Recent Operating Results


     The Company's net revenues declined from $566.7 million in fiscal 1995 to $161.9 million in fiscal 1996 and to $165.4 million in fiscal 1997 and increased from $105.6 million for the six months ended February 28, 1997 to $161.6 million for the six months ended February 28, 1998. The Company had net earnings of $44.7 million in fiscal 1995, a net loss of $(221.4) million in fiscal 1996 and a net loss of $(159.2) million in fiscal 1997 and a net loss of $(35.8) million for the six months ended February 28, 1997 as compared to net earnings of $6.8 million for the six months ended February 28, 1998. The increase in revenues and earnings in the 1998 period reflects primarily increased sales of the Company's Software for the N64 platform. The loss for fiscal 1997 included, among other things, charges for litigation settlements and other claims of $23.6 million, a writedown of the goodwill associated with Acclaim Comics of $25.2 million and downsizing charges of $10 million. The loss for fiscal 1996 included, among other things, the second and fourth quarter special cartridge video charges taken by the Company aggregating approximately $114 million.


     The Company's revenues and operating results in fiscal 1996 and 1997 reflect principally the transition from 16-bit to 32- and 64-bit Entertainment Platforms. Based on publicly available information and its own estimates, the Company believes that the installed base of 32- and 64-bit Entertainment Platforms in the United States was between approximately 6 and 7 million and between approximately 17 and 18 million units at the end of calendar 1996 and 1997, respectively. Although the Company anticipates that such installed base will continue to grow in the short term, no assurance can be given that the installed base of such Entertainment Platforms will increase substantially or that the Company's revenues from sales of Software therefor will increase sufficiently to offset the reduction in revenues derived from sales of 16-bit Software in prior years.


     In fiscal 1997, the Company effected a variety of cost reduction measures to reduce its operating expenses. See '--Liquidity and Bank Relationships' below. The Company realized the benefits of such measures in the fourth quarter of fiscal 1997 and in the first six months of fiscal 1998 in the form of reduced operating expenses as compared to prior quarters. In addition, in fiscal 1998, the Company consolidated or eliminated certain expenses. No assurance can be given that the Company will be able to maintain its operating expenses at their current level or that the cost reduction measures will not materially adversely affect the Company's ability to develop and publish commercially viable titles or that such measures, whether alone or in conjunction with increased revenues, if any, will be sufficient to generate operating profits in fiscal 1998 and beyond. See '-- Going Concern Considerations' below.


  Liquidity and Bank Relationships


     The Company used net cash in operations of approximately $7.3 million in fiscal 1995, approximately $38.3 million in fiscal 1996 and approximately $29.2 million in fiscal 1997. The Company used net cash in operations of approximately $8.4 million and derived net cash from operations of approximately $17.1 million for the first six months of fiscal 1997 and 1998, respectively. An income tax refund of approximately $54 million relating to the carryback of the Company's loss for fiscal 1996 was included in the net cash derived from operating activities during the first six months of fiscal 1997 and the year ended August 31, 1997. Prior to the fiscal 1998 period, without giving effect to the tax refund during the same period of fiscal 1997, the Company has experienced negative cash flow from operations in recent periods primarily due to its net losses, which were primarily attributable to the effects on the Company of the industry transition from 16-bit to 32- and 64-bit Entertainment Platforms and related Software.


     The Company believes, based on the anticipated continued growth of the installed base of 32- and 64-bit Entertainment Platforms and the cost reduction efforts effected by the Company, that its cash flows from operations will be sufficient to cover its operating expenses and such current obligations as are required to be paid in fiscal 1998. However, there can be no assurance that the Company's operating expenses or current obligations will not materially exceed cash flows available from the Company's operations in fiscal 1998 and beyond.

     To provide liquidity, the Company (i) in fiscal 1997 and 1998, significantly reduced the number of its employees and consolidated or eliminated certain of its operations, (ii) on February 26, 1997, consummated a convertible note offering (the 'Convertible Note Offering') and used approximately $16 million of the net proceeds of the Convertible Note Offering to retire its term loan from Midland Bank plc ('Midland') and $2 million of such proceeds to pay down a portion of its mortgage loan from Fleet Bank ('Fleet') and (iii) on March 5, 1997, sold substantially all of the assets and certain liabilities of Acclaim Redemption Games, Inc. (formerly Lazer-Tron Corporation) ('Lazer-Tron') for $6 million in cash. The Company's long-term liquidity will be materially dependent on its ability to develop and market 'hit' Software for the hardware platforms that dominate the interactive entertainment market.



     The Company was in default of various financial covenants, negative covenants relating to the disposition of assets, and affirmative covenants relating to the grant of security interests in certain assets under its revolving credit facility with its lead institutional lender, BNY Financial Corporation ("BNY"), as of the end of each quarter of fiscal 1997, which defaults have been waived by BNY. As of the end of the first two quarters of fiscal 1997, the Company was also in default of certain cross default provisions under agreements with Midland plc and Fleet Bank, which defaults were waived. As of November 30, 1997 and February 28, 1998, the Company did not meet certain financial covenants under its revolving credit facility with BNY; the resulting events of default have been waived by BNY. There can be no assurance that additional covenant defaults or a payment default will not occur in the future. The Company's ability to meet its financial covenants and its payment obligations can be affected by factors beyond its control. There can be no assurance that the Company will be able to obtain waivers of any future default or that the lenders will not exercise their remedies. In such event, the Company's operations would be materially adversely affected. See '--Going Concern Considerations.'


  Substantial Leverage and Ability to Service Debt

     The Company's ability to satisfy its obligations to its lenders will be dependent upon its future performance, which is subject to prevailing economic conditions and financial, business and other factors, including factors beyond the Company's control.


     The level of the Company's indebtedness could have important consequences to investors in the Company, because: (i) a portion of the Company's cash flow from operations must be dedicated to debt service, including the notes (the 'Notes') issued in the Convertible Note Offering and the Company's existing bank obligations, and will not be available for other purposes; (ii) the Company's ability to obtain additional debt financing in the future for working capital, or to pursue possible expansion of its business or acquisitions, is limited; and
(iii) the Company's level of indebtedness could limit its flexibility in reacting to changes in the interactive entertainment industry and economic conditions generally, making it more vulnerable to adverse economic conditions and limiting its ability to withstand competitive pressures or take advantage of business opportunities. Certain of the Company's competitors currently operate on a less leveraged basis, and are likely to have significantly greater operating and financing flexibility than the Company.


     The Company believes that, based upon current levels of operations, it should be able to meet its interest obligations on the Notes, and its interest and principal obligations under its bank agreements, when due. However, if the Company cannot generate sufficient cash flow from operations to meet its debt obligations when due, the Company might be required to restructure or refinance its indebtedness. There can be no assurance that any such restructuring or refinancing will be effected on satisfactory terms or will be permitted by the terms of the indenture (the 'Indenture') governing the Notes, or the Company's existing indebtedness. There can be no assurance that the Company's operating cash flows will be sufficient to meet its debt service requirements or to repay the Notes at maturity or that the Company will be able to refinance the Notes or other indebtedness at maturity. See '--Prior Rights of Creditors' below.

  Prior Rights of Creditors


     The Company has outstanding long-term debt (including current portions) of $53 million at February 28, 1998. The Company's failure to make payments of interest or principal on such indebtedness when due may result in defaults under its agreements with respect to such indebtedness and under the Indenture. Certain of such indebtedness is secured by liens on substantially all of the assets of the Company.


     In addition, the Indenture provides that, upon the occurrence of certain events (each a 'Repurchase Event'), the Company may be obligated to repurchase all or a portion of the outstanding Notes. If a Repurchase Event were to occur and the Company did not have, or could not obtain, sufficient financial resources to repurchase the Notes, such failure to repurchase the Notes would constitute an event of default under the Indenture. The occurrence of certain Repurchase Events would also constitute a default under certain of the Company's current loan agreements, including the Company's main credit facility with BNY, and may constitute an event of default under the terms of future agreements with respect to the Company's borrowings. The default under the Indenture for the Company's failure to effect a repurchase of the Notes would also constitute an event of default under certain of the Company's existing loan agreements.

     Further, the Company's ability to meet its debt service obligations are, in part, dependent upon its receipt of dividends and other advances and transfers of funds from its subsidiaries. The ability of the Company's subsidiaries to pay such dividends and make such advances will be subject to applicable state and foreign law regulating the payment of dividends and the terms of the Company's existing bank agreements and the Indenture.

     A significant portion of the Company's assets, operations, trade payables and other indebtedness are located at subsidiaries of the Company and the creditors of such subsidiaries would generally recover from the assets of such subsidiaries on the obligations owed to them by such subsidiaries prior to any recovery by creditors of the Company and prior to any distribution of remaining assets to equity holders of the Company.

     An event of default with respect to the Company's current bank agreements may result in acceleration of the Company's obligations under such bank agreements or demand by the lenders for immediate repayment and would entitle any secured creditor in respect of such debt to proceed against the collateral securing such defaulted loan. An event of default under the Indenture may result in actions by IBJ Schroder Bank & Trust Company, as trustee (the 'Trustee'), on behalf of the holders of the Notes. In the event of such acceleration by the Company's creditors or action by the Trustee, holders of indebtedness would be entitled to payment out of the assets of the Company. If the Company becomes insolvent, is liquidated or reorganized, it is possible that there will not be sufficient assets remaining after payment to such creditors for any distribution to holders of Common Stock.

  Going Concern Considerations



     The Company's working capital declined from $(10.0) million at August 31, 1996 to $(64.2) million at August 31, 1997 and $(44.7) million at February 28, 1998 and the Company's stockholders' equity declined from $93.6 million at August 31, 1996 to deficits of $(59.0) million at August 31, 1997 and $(47.2) million at February 28, 1998. The report of KPMG Peat Marwick LLP, independent auditors for the Company, for fiscal 1997 includes an explanatory paragraph relating to substantial doubt as to the ability of the Company to continue as a going concern. A 'going concern' explanatory paragraph could have a material adverse effect on the terms of any bank financing or capital the Company may seek.


  Litigation


     In conjunction with certain claims and litigations for which the settlement obligation was probable and estimable, the Company recorded a charge of $23.6 million in the year ended August 31, 1997. No assurance can be given that the Company will not be required to record additional material charges in future periods in conjunction with the various litigations to which the Company is a party. Any additional charges to earnings arising from an adverse result in such litigations or an inadequacy in its charge recorded in fiscal 1997 could have a material adverse effect on the financial condition and results of operations of the Company. A portion of any settlement or judgment in one or more of the litigations to which the Company is a party may be covered by the Company's insurance. See 'Legal Proceedings.'


  Industry Trends; Platform Transition; Technological Change

     The interactive entertainment industry is characterized by, and the Company anticipates that it will continue to undergo, rapid technological change due in large part to (i) the introduction of Entertainment Platforms incorporating more advanced processors and operating systems, (ii) the impact of technological changes embodied in Multimedia PCs and Software therefor, (iii) the development of electronic and wireless delivery systems and (iv) the entry and participation of new companies in the industry. These factors have resulted in hardware platform and Software life cycles.

     No single hardware platform or system has achieved long-term dominance. Accordingly, the Company must continually anticipate and adapt its Software titles to emerging hardware platforms and systems and evolving consumer preferences. There can be no assurance that the Company will be successful in developing and marketing Software for new hardware platforms. The process of developing Software titles such as those offered by the Company is extremely complex and is expected to become more complex and expensive in the future as consumers demand more sophisticated and elaborate features and as new platforms and technologies are introduced.

     Development of Software for emerging hardware platforms requires substantial investments in research and development for new and improved technologies in the areas of graphics, sound, digitized speech, music and video. Such research and development must occur well in advance of the release of new hardware platforms in order to allow sufficient lead time to develop and introduce new Software titles on a timely basis. This generally requires the Company to predict the probable success of hardware platforms as much as 12 to 24 months prior to the release of compatible Software.


     Substantially all of the Company's revenues in fiscal 1997 and in the first six months of fiscal 1998 were derived from the sale of titles designed to be played on the Nintendo N64, Sony PlayStation, Sega Saturn and various Multimedia PCs. At any given time, the Company has expended significant development and marketing resources on product development for platforms (such as the 16-bit SNES and Sega Genesis platforms) that could have shorter life cycles than the Company expected, as in fiscal 1996, or on Software titles designed for new platforms that have not yet achieved large installed bases. If the Company does not accurately predict the success, size of the installed base and life cycle of existing or future hardware platforms due to, among other things, the long Software development lead times involved, it could be in the position, as it was in fiscal 1996 and 1997, of marketing Software for (i) new hardware platforms that have not yet achieved significant market penetration and/or (ii) hardware platforms that have become or are becoming obsolete due to the introduction or success of new hardware platforms. There can be no assurance that the Company will be able to predict accurately such matters, and its failure to do so would have a material adverse effect on the Company.


     Failure to develop Software titles for hardware platforms that achieve significant market acceptance, discontinuance of development for a platform that has a longer than expected life cycle, development for a platform that does not achieve a significant installed base or continued development for a platform that has a shorter than expected life cycle, may have a material adverse effect on the Company's business, financial condition and operating results.


     The Company's results of operations and cash flows were materially adversely affected during the fiscal years ended August 31, 1996 and 1997 by the material decline in sales of the Company's 16-bit Software and the transition to the new hardware platforms described herein. The Company is currently developing Software for the Nintendo N64, the Sony PlayStation and Multimedia PCs. There are a significant number of Software titles for the Entertainment Platform market competing for limited shelf space. In addition, the 32- and 64-bit Entertainment Platforms have not yet achieved market penetration similar to that of the 16-bit Entertainment Platforms (Nintendo SNES and Sega Genesis); accordingly, the number of units of each Software title sold for these newer Entertainment Platforms is significantly less than the number of units of a title generally sold during 1993, 1994 and 1995 for the 16-bit Entertainment Platforms. Based on publicly available information and its own estimates, the Company believes that the installed base of 32- and 64-bit Entertainment Platforms in the United States was between approximately 6 and 7 million and between approximately 17 and 18 million units at the end of calendar 1996 and 1997, respectively. Although the Company anticipates that such installed base will continue to grow in calendar 1998 and that the Company's revenues in fiscal 1998 from sales of Software therefor will be higher than in fiscal 1997, the Company's revenues from sales of Software for the new Entertainment Platforms in fiscal 1998 will not be comparable to its revenues from sales of 16-bit Software in fiscal 1994 or 1995. No assurance can be given that the installed base of any of the new Entertainment Platforms will grow substantially or that any of them will achieve market penetration similar to that achieved by the Nintendo SNES and Sega Genesis Entertainment Platforms.


  Revenue and Earnings Fluctuations; Seasonality

     The Company has historically derived substantially all of its revenues from the publication and distribution of Software for then dominant hardware platforms. The Company's revenues are subject to fluctuation during transition periods, as occurred in fiscal 1996 and 1997, when new hardware platforms have been introduced but none has achieved mass market penetration. In addition, the Company's earnings are materially affected by the timing of release of new Software titles produced by the Company. Product development schedules are difficult to predict due, in large part, to the difficulty of scheduling accurately the creative process and, with respect to Software for new hardware platforms, the use of new development tools and the learning process associated with development for new technologies. Earnings may also be materially impacted by other factors including, but not limited to, (i) the level and timing of market acceptance of Software titles, (ii) increases or decreases in development and/or promotion expenses for new titles and new versions of existing titles, (iii) the timing of orders from major customers and
(iv) changes in shipment volume.

     A significant portion of the Company's revenues in any quarter is generally derived from sales of new Software titles introduced in that quarter or in the immediately preceding quarter. If the Company were unable to commence volume shipments of a significant new product during the scheduled quarter, the Company's revenues and earnings would likely be materially and adversely affected in that quarter. In addition, because a majority of the unit sales for a product typically occur in the first 90 to 120 days following the introduction of the product, the Company's earnings may increase significantly in a period in which a major product introduction occurs and may decline in the following period or in periods in which there are no major product introductions. Certain operating expenses are fixed and do not vary directly in relation to revenue. Consequently, if net revenue is below expectations, the Company's operating results are likely to be materially and adversely affected.


     The interactive entertainment industry is highly seasonal. Typically, net revenues are highest during the last calendar quarter (which includes the holiday buying season), decline in the first calendar quarter, are lower in the second calendar quarter and increase in the third calendar quarter. The seasonal pattern is due primarily to the increased demand for Software during the year-end holiday buying season. The Company's earnings, however, vary significantly and are largely dependent on releases of major new titles and, as such, may not necessarily reflect the seasonal patterns of the industry as a whole. The Company expects that its operating results will continue to fluctuate significantly in the future.


  Dependence on Entertainment Platform Manufacturers; Need for License Renewals


     In fiscal 1995, 1996 and 1997, the Company derived 47%, 29% and 41% of its gross revenues, respectively, from sales of Nintendo-compatible titles and 46%, 36% and 12% of its gross revenues, respectively, from sales of Sega-compatible titles. In addition, in fiscal 1996 and 1997, the Company derived 19% and 28%, respectively, of its gross revenues from sales of Sony-compatible titles. In the six months ended February 28, 1997 and 1998, the Company derived 31% and 71% of its gross revenues, respectively, from sales of Nintendo-compatible Software, 33% and 20% of its gross revenues, respectively, from sales of Software for the Sony PlayStation and 17% and less than 1% of its gross revenues, respectively, from sales of Sega-compatible Software. Accordingly, the Company is substantially dependent on Nintendo, Sony and Sega as the sole manufacturers of the Entertainment Platforms marketed by them and as the sole licensors of the proprietary information and technology needed to develop Software for those Entertainment Platforms. The Entertainment Platform manufacturers have in the past and may in the future limit the number of titles that the Company can release in any year, which may limit any future growth in sales.


     The Company has historically been able to renew and/or negotiate extensions of its Software license agreements with Entertainment Platform developers. However, there can be no assurance that, at the end of their current terms, the Company will continue to be able to do so or that the Company will be successful in negotiating definitive license agreements with developers of new hardware platforms. The Company has executed license agreements with Sony with respect to the PlayStation platform in North America, Japan, Asia and Europe and with Nintendo with respect to the N64 platform in North and South America and Japan. The Company also develops and markets N64 Software in Europe under an oral agreement with Nintendo. Currently, the Company and Sega are operating in the ordinary course under the terms of an agreement that expired in December 1995 and, with respect to the Saturn platform, under an oral agreement and other arrangements. The inability to negotiate agreements with developers of new Entertainment Platforms or the termination of all of the Company's license agreements or other arrangements will, and the termination of any one of the Company's license agreements or other arrangements could, have a material adverse effect on the Company's financial position and results of operations.

     The Company depends on Nintendo, Sega and Sony for the protection of the intellectual property rights to their respective Entertainment Platforms and technology and their ability to discourage unauthorized persons from producing Software for the Entertainment Hardware platforms developed by each of them. The Company also relies upon the Entertainment Platform manufacturers for the manufacture of certain cartridge and CD-based read-only memory ('ROM') Software.

  Reliance on New Titles; Product Delays


     The Company's ability to maintain favorable relations with retailers and to receive the maximum advantage from its advertising expenditures is dependent in part on its ability to provide retailers with a timely and continuous flow of product. The life cycle of a Software title generally ranges from less than three months to upwards of twelve months, with the majority of sales occurring in the first 90 to 120 days after release. The Company generally actively markets its 10 to 15 most recent releases. Accordingly, the Company is constantly required to develop, introduce and sell new Software in order to generate revenue and/or to replace declining revenues from previously released titles. In addition, consumer preferences for Software are difficult to predict, and few titles achieve sustained market acceptance. There can be no assurance that new titles introduced by the Company will be released in a timely fashion, will achieve any significant degree of market acceptance, or that such acceptance will be sustained for any meaningful period. Competition for retail shelf space, consumer preferences and other factors could result in the shortening of the life cycle for older titles and increase the importance of the Company's ability to release titles on a timely basis.


     The Company's current production schedules contemplate that the Company will commence shipment of a number of new titles in the remainder of fiscal 1998. Shipment dates will vary depending on the Company's own quality assurance testing, as well as that by the applicable dedicated platform manufacturer, and other development factors. The Company generally submits new games to the dedicated platform manufacturers and other intellectual property licensors for approval prior to development and/or manufacturing. Rejection as a result of bugs in Software or a substantial delay in the approval of a product by an Entertainment Platform manufacturer or licensor could have a material adverse effect on the Company's financial condition and results of operations. In the past, the Company has experienced significant delays in the introduction of certain new titles. There can be no assurance that such delays will not occur or materially adversely affect the Company in the future. It is likely that in the future certain new titles will not be released in accordance with the Company's internal development schedule or the expectations of public market analysts and investors. A significant delay in the introduction of, or the presence of a defect in, one or more new titles could have a material adverse effect on the ultimate success of such product. If the Company is not able to develop, introduce and sell new competitive Software titles on a timely basis, its results of operations and profitability would be materially adversely affected.

  Reliance on 'Hit' Titles


     The market for Software is 'hits' driven and, accordingly, the Company's future success is dependent in large part on its ability to develop and market

'hit' titles for hardware platforms with significant installed bases. During the fiscal year ended August 31, 1997, sales of the Company's top title accounted for approximately 33% of the Company's gross sales for that period and, during the six months ended February 28, 1998, sales of the Company's top four titles accounted for approximately 69% of the Company's gross sales for that period. There can be no assurance that the Company will be able to publish 'hit' titles for hardware platforms with significant installed bases and, if it is unable to do so for any reason, its financial condition, results of operations and profitability could be materially adversely affected, as they were in fiscal 1996 and 1997.


  Inventory Management; Risk of Product Returns


     The Company is generally not contractually obligated to accept returns, except for defective product. However, the Company may permit its customers to return or exchange inventory and provides price protection or other concessions for excess or slow-moving inventory. Management must make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

     Among the more significant of such estimates are allowances for estimated returns, price concessions and other discounts. At the time of shipment, the Company establishes reserves in respect of such estimates taking into account the potential for product returns and other discounts based on historical return rates, seasonality, retail inventories and other factors. In fiscal 1996, price protection, returns and exchanges were materially higher than the Company's reserves therefor, as a result of which the Company's results of operations and liquidity in fiscal 1996 were materially adversely affected. The Company believes that, at February 28, 1998, it has established adequate reserves for future price protection, returns, exchanges and other concessions but there can be no assurance that the Company's reserves therefor will not be exceeded, which event would have a material adverse effect on the Company's financial condition and results of operations.


     In addition, the Company has offered and anticipates that it will continue to offer stock-balancing programs for its PC Software. The Company has established reserves for such programs, which have not been material to date. No assurance can be given that future stock-balancing programs will not become material and/or will not exceed the Company's reserves for such programs and, if so exceeded, the Company's results of operations and financial condition could be materially adversely affected.

  Increased Product Development Costs



     In order to manage its Software development process and to ensure access to a pool of Software developers, development tools and engines in an increasingly competitive market, the Company acquired three Software studios in calendar 1995. The result of such acquisitions was that commencing in fiscal 1996 the Company's fixed Software development and overhead costs were significantly higher as compared to historical levels. These costs further contributed to the Company's results of operations and profitability being materially adversely affected in fiscal 1996 and 1997. Although the Company has consolidated certain of its studio operations to reduce their overhead expenses, no assurance can be given that such costs will not continue to have a material adverse effect on the Company's operations in future periods.


  Competition


     The market for consumer Software titles is highly competitive. Only a small percentage of titles introduced in the Software market achieve any degree of sustained market acceptance. Competition is based primarily upon quality of titles, price, access to retail shelf space, product enhancements, ability to operate on popular platforms, availability of titles (including 'hits'), new product introductions, marketing support and distribution systems.



     The Company competes with a variety of companies which offer products that compete directly with one or more of the Company's titles. Typically, the Company's chief competitor on an Entertainment Platform is the hardware manufacturer of the platform, to whom the Company pays royalties and, in some cases, manufacturing charges. Accordingly, the hardware manufacturers have a price, marketing and distribution advantage with respect to Software marketed by them and such advantage is particularly important in a mature or declining market which supports fewer full-priced titles and is characterized by customers who make purchasing decisions on titles based primarily on price (as compared to developing markets with limited Software titles, when price has been a less important factor in Software sales). The Company's competitors vary in size from very small companies with limited resources to very large corporations with greater financial, marketing and product development resources than the Company, such as Nintendo, Sega and Sony. The Company's competitors also include a number of independent Software publishers licensed by the hardware manufacturers.


     Additionally, the entry and participation of new industries and companies, including diversified entertainment companies, in markets in which the Company competes may adversely affect the Company's performance in such markets. The availability of significant financial resources has become a major competitive factor in the Software industry, principally as a result of the technical sophistication of advanced Entertainment Platform and Multimedia PC Software requiring substantial investments in research and development. In particular, many of the Company's competitors are developing on-line interactive computer games and interactive networks that will be competitive with the Company's Software. As competition increases, significant price competition and reduced profit margins may result. In addition, competition from new technologies may reduce demand in markets in which the Company has traditionally competed. Prolonged price competition or reduced demand as a result of competing technologies would have a material adverse effect on the Company's business, financial condition and operating results. No assurance can be given that the Company will be able to compete successfully.

  Intellectual Property Licenses and Proprietary Rights


     To date, most of the Company's Software incorporates for marketing purposes properties or trademarks owned by third parties, such as the National Basketball Association, the National Football League or their respective players' associations, which properties are licensed to the Company. In addition, the Company in the past has obtained agreements with independent developers for the development of a significant portion of its Software and, in such cases, the Company usually acquires copyrights to the underlying Software and obtains the exclusive right to such Software for a period of time and may have a limited period in which to market and distribute Software. To the extent future product releases are not derived from the Company's proprietary properties, the Company's future success will also be dependent upon its ability to procure licenses for additional popular intellectual properties. There is intense competition for such licenses, and there can be no assurance that the Company will be successful in acquiring additional intellectual property rights with significant commercial value. There can be no assurance that such licenses will be available on reasonable terms or at all.


     The Company relies primarily on a combination of copyrights, trade secret laws, patent and trademark laws, nondisclosure agreements and other copy protection methods to protect its product and proprietary rights. It is the Company's policy that all employees and third-party developers sign nondisclosure agreements. There can be no assurance that these measures will be sufficient to protect the Company's intellectual property rights against infringement. The Company has 'shrinkwrap' license agreements with the end users of its PC titles, but the Company relies on the copyright laws to prevent unauthorized distribution of its other Software. Existing copyright laws afford only limited protection. However, notwithstanding the Company's rights to its Software, it may be possible for third parties to copy illegally the Company's titles or to reverse engineer or otherwise obtain and use information that the Company regards as proprietary. Illegal copying occurs within the Software industry, and if a significant amount of illegal copying of the Company's published titles or titles distributed by it were to occur, the Company's business, operating results and financial condition could be materially adversely affected. Policing illegal use of the Company's titles is difficult, and Software piracy can be expected to be a persistent problem. Further, the laws of certain countries in which the Company's titles are or may be distributed do not protect the Company and its intellectual property rights to the same extent as the laws of the United States.


     The Company believes that its Software titles, trademarks and other proprietary rights do not infringe on the proprietary rights of third parties. However, as the number of titles in the industry increases, the Company believes that claims and lawsuits with respect to Software infringement will increase. From time to time, third parties have asserted that features or content of certain of the Company's titles may infringe upon intellectual property rights of such parties, and the Company has asserted that third parties have likewise infringed the Company's proprietary rights; certain of these claims have resulted in litigation by and against the Company. To date, no such claims have had an adverse effect on the Company's ability to develop, market or sell its titles. There can be no assurance that existing or future infringement claims by or against the Company will not result in costly litigation or require the Company to license the intellectual property rights of third parties.


     The owners of intellectual property licensed by the Company generally reserve the right to protect such intellectual property against infringement.

  International Sales


     International sales represented approximately 25%, 41% and 50% of the Company's net revenues in fiscal 1995, 1996 and 1997, respectively, and approximately 49% and 41% of the Company's net revenues for the six months ended February 28, 1997 and 1998, respectively. The Company expects that international sales will continue to account for a significant portion of its net revenues in future periods. International sales are subject to inherent risks, including unexpected changes in regulatory requirements, tariffs and other economic barriers, fluctuating exchange rates, difficulties in staffing and managing foreign operations and the possibility of difficulty in accounts receivable collection. Because the Company believes exposure to foreign currency losses is not currently material, the Company currently has no formal financial instruments in place as a hedge against foreign currency risks. In some markets, localization of the Company's titles is essential to achieve market penetration. The Company may incur incremental costs and experience delays in localizing its titles. These or other factors could have a material adverse effect on the Company's future international sales and, consequently, on the Company's business, operating results and financial condition.


  Dependence on Key Personnel and Employees


     The interactive entertainment industry is characterized by a high level of employee mobility and aggressive recruiting among competitors for personnel with technical, marketing, sales, product development and management skills. The ability to identify, hire and retain such personnel is essential to the Company's success. No assurance can be given that the Company will be able to attract and retain such personnel or that it will not experience significant cost increases in order to do so.

     In particular, the Company is highly dependent upon the management services of Gregory Fischbach, Co-Chairman of the Board and Chief Executive Officer, and James Scoroposki, Co-Chairman of the Board and Senior Executive Vice President, of the Company. The loss of the services of any of the Company's senior management could have a material adverse effect on the Company's business, operating results and financial condition. Although the Company has employment agreements with Messrs. Fischbach and Scoroposki, there can be no assurance that such employees will not leave or compete with the Company. The Company's failure to attract additional qualified employees or to retain the services of key personnel could materially and adversely affect the Company's business, operating results and financial condition.

  Anti-Takeover Provisions


     The Company's Board of Directors has the authority (subject to certain limitations imposed by the Indenture) to issue shares of preferred stock and to determine the designations, preferences and rights and the qualifications or restrictions of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate actions, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, the Company is subject to the anti-takeover provisions of
Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a publicly held Delaware corporation from engaging in a 'business combination' with an 'interested stockholder' for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Employment arrangements with certain members of the Company's management provide for severance payments upon termination of their employment after a 'change in control' of the Company as defined in such agreements.


  Volatility of Stock Price

     There has been a history of significant volatility in the market prices of companies engaged in the Software industry, including the Company. It is likely that the market price of the Common Stock will continue to be highly volatile. Factors such as the timing and market acceptance of product introductions by the Company, the introduction of products by the Company's competitors, loss of key personnel of the Company, variations in quarterly operating results or changes in market conditions in the Software industry generally may have a significant impact on the market price of the Common Stock. In the past, the Company has experienced significant fluctuations in its operating results and, if the Company's future revenues or operating results or product releases do not meet the expectations of public market analysts and investors, the price of the Common Stock would likely be materially adversely affected. In addition, the stock market has experienced and continues to experience extreme price and volume fluctuations which have affected the market price of Software companies and companies in the interactive entertainment industry and which have often been unrelated to the operating performance of these companies.

     Because of the foregoing factors, as well as other factors affecting the Company's operating results and financial condition, past financial performance should not be considered a reliable indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods.

                                USE OF PROCEEDS


     The Company will not receive any proceeds from the sale of any Shares by the Selling Stockholders.



                              SELLING STOCKHOLDERS



     The Shares will be offered and sold by George C. Metos, Ocean of America, Inc., BNY and Digital Pictures, Inc. and its transferees (collectively, the 'Selling Stockholders').


METOS SHARES


     Of the Shares covered by this Prospectus, 575,400 shares (the 'Metos Shares') were acquired by George C. Metos ('Metos') pursuant to a Settlement Agreement among the Company, Sculptured Software, Inc. and Metos dated October 23, 1997 (the 'Settlement Agreement').


     The Settlement Agreement provides that Metos may sell up to 100,000 Metos Shares from November 23, 1998 through January 7, 1999 and up to an additional 100,000 Metos Shares from November 23, 1999 through January 7, 2000. The parties have agreed that, based on the market value of the Common Stock after October 23, 2000, either Metos shall be obligated to return some of the Metos Shares to the Company or the Company shall be obligated to issue additional shares of Common Stock to Metos. Notwithstanding the foregoing, however, Metos shall in any event retain not less than 300,000 of the Metos Shares. If and to the extent the Company is obligated to issue additional shares of Common Stock to Metos, the Company intends to utilize any remaining Shares for such purpose and this Prospectus shall also cover the resale by Metos of any such additional Shares.



     The Metos Shares are restricted securities within the meaning of the Securities Act and cannot be offered for sale without an effective registration statement covering such offer and sale or pursuant to an applicable exemption from the registration requirements of the Securities Act. Pursuant to the terms of the Settlement Agreement, the Company filed the Registration Statement (of which this Prospectus is a part) and will use its best efforts to keep the Registration Statement effective until all of the Metos Shares are disposed of by Metos. Expenses of this offering, estimated at $150,000, will be paid by the Company.

OCEAN SHARES

     Of the Shares covered by this Prospectus, 100,000 shares (the "Ocean Shares") were acquired by Ocean of America, Inc. ("Ocean") pursuant to a settlement agreement between the Company and Ocean dated January 14, 1998 (the "Ocean Agreement").


     In January 1997, the Company was sued in an action entitled Ocean of America, Inc. v. Acclaim Entertainment, Inc. (Index No. 97-445) in the Supreme Court of the State of New York, County of Nassau. The plaintiff, Ocean, alleged non-payment under a license agreement (the 'License Agreement') entered into between the plaintiff and the Company, and sought damages in the aggregate amount of approximately $6.5 million plus costs, expenses and attorneys' fees. The Company entered into the Ocean Agreement settling all claims held by Ocean against the Company, including but not limited to those arising under the License Agreement. Pursuant to the terms of the Ocean Agreement, the Company agreed, among other things, to issue the Ocean Shares, which issuance is exempt from registration under the Securities Act, and to register the resale by Ocean of the Ocean Shares.


BNY SHARES

     On February 19, 1997, in connection with BNY's waiver of various defaults by the Company under agreements between BNY and the Company, the Company granted to BNY warrants (the 'Warrants') to purchase 200,000 shares (the 'BNY Shares'). The BNY Shares are issuable at any time or from time to time upon the exercise of the Warrants by BNY at an exercise price of $3.97 per share and, if not exercised in full prior thereto, expire on February 19, 2006. BNY may exercise the Warrants by delivering to the Company written notice of exercise, specifying the number of Warrants being exercised, and the price for the Warrants being exercised, in cash or by certified or bank check payable to the Company or by wire transfer to the Company. This Prospectus covers the offer and sale by BNY of the BNY Shares.


DIGITAL SHARES


     The Company and certain of its current and former directors and/or executive officers were sued in an action entitled Digital Pictures, Inc. v. Acclaim Entertainment, Inc.; Gregory E. Fischbach and Anthony Williams (Case No. 96-3-3301 TC) filed in December 1996 in the United States Bankruptcy Court in the Northern District of California. See 'Legal Proceedings.' The Company has

executed a settlement agreement (the 'Digital Settlement Agreement') with Digital, which is subject to the approval of the United States Bankruptcy Court in the Northern District of California. Pursuant to the terms of the Digital Settlement Agreement, the Company has agreed, among other things, to issue to Digital or its designees such number of shares of Common Stock as shall have a value on the effective date specified in the Digital Settlement Agreement of $1,750,000 and has agreed to register the resale of such shares by Digital and/or its designees. This Prospectus covers the offer and sale by Digital and/or its designees of the shares of Common Stock issued by Acclaim pursuant to the Digital Settlement Agreement.


BENEFICIAL OWNERSHIP AND OTHER INFORMATION

     The following table sets forth certain information with respect to the shares of Common Stock beneficially held by the Selling Stockholders:


                                                                     BENEFICIAL                        SHARES BENEFICIALLY
                                                                     OWNERSHIP         SHARES BEING        OWNED AFTER
NAME                                                             PRIOR TO OFFERING       OFFERED         THE OFFERING(1)
--------------------------------------------------------------   ------------------    ------------    -------------------
George C. Metos(2)............................................        1,738,170            575,400          1,162,770(3)
Ocean of America, Inc.........................................          100,000            100,000           -0-
BNY Financial Corporation.....................................          200,000            200,000           -0-
Digital Pictures, Inc.(4).....................................          239,317            239,317           -0-


------------------

(1) Assumes that all of the Shares are sold by the Selling Stockholders pursuant to this Prospectus. The Selling Stockholders may choose to dispose of none or only a portion of the Shares held by them pursuant to this Prospectus.


(2) Does not give effect to the issuance of any additional shares of Common Stock to Metos under the Settlement Agreement.


(3) The sale of the remaining 1,162,770 shares of Common Stock held by Metos are covered by a Registration Statement previously filed by the Company.


(4) Estimated based on the market value of a share of Common Stock on May 4, 1998.



     Except for the revolving credit facility provided by BNY to the Company, neither the Company nor any of its affiliates has had any material relationship with any of the Selling Stockholders within the past three years.

                              PLAN OF DISTRIBUTION


     The Selling Stockholders have advised the Company that they may from time to time (a) sell all or a portion of the Shares on The NASDAQ Stock Market or in any other securities market on which the Common Stock is then listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices, and (b) donate a portion of the Shares to charitable institutions and, thereafter, such Shares may be resold by such charitable institutions. Sales on or through The NASDAQ Stock Market will be effected at such prices as may be obtainable and as may be satisfactory to the Selling Stockholders. No sales or distributions other than as disclosed herein will be effected until after this Prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms thereof. Normal commission expenses and brokerage fees will be paid by the Selling Stockholders. The Shares may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. The method by which the Shares may be sold include (a) a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) exchange distributions and/or secondary distributions in accordance with the rules of The NASDAQ Stock Market; (d) ordinary brokerage transactions in which the broker solicits purchasers; and (e) privately negotiated transactions. The Selling Stockholders may from time to time deliver all or a portion of the Shares held by them to cover a short sale or sales or upon exercise of a put equivalent position. In addition, any Shares that qualify for sale under Rule 144 or Rule 144A under the Securities Act may be sold under any such rules rather than pursuant to this Prospectus.


     Brokers or dealers may receive commissions or discounts from the Selling Stockholders in amounts to be negotiated immediately prior to the sale. The Selling Stockholders and any underwriters, dealers or agents that participate in the distribution of the Shares may be deemed to be 'underwriters' within the meaning of the Securities Act, and any profit on the resale of the Shares by them or any discounts, commissions or concessions received by any such underwriters, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.


     The Company has agreed to indemnify the Selling Stockholders, each underwriter, if any, of the Shares (including any broker or dealer through which such shares may be sold) and each person, if any, who controls the

Selling Stockholders or any such underwriter within the meaning of Section 15 of the Securities Act, against certain liabilities, including liabilities under the Securities Act.


     The Selling Stockholders have represented and warranted to, and agreed with the Company that, during such time as he may be engaged in a distribution of the Shares, the Selling Stockholders will, among other things, (a) not engage in any stabilization activity in connection with the Company's securities, (b) furnish to each broker or dealer through whom or which he offers securities copies of the Prospectus, as may be required, (c) inform such broker or dealer as to the number of Shares they are selling, that such securities are part of a distribution and that they are subject to the provisions of Rule 10b-6 of the General Rules and Regulations under the Exchange Act, (d) report to the Company any disposition of the Shares if any such disposition shall have occurred, and
(e) not bid for, or purchase, any Company securities other than as permitted under the Exchange Act.



                               LEGAL PROCEEDINGS



     The Company and certain of its directors and/or executive officers were sued in an action entitled Digital Pictures, Inc. v. Acclaim Entertainment, Inc.; Gregory E. Fischbach; and Anthony Williams (Case No. 96-3-3301 TC) filed in December 1996 in the United States Bankruptcy Court in the Northern District of California. The plaintiff seeks an accounting and compensatory, punitive and exemplary damages in an amount equal to at least $8 million based on allegations that the defendants falsified sales, failed to provide timely statements and to pay amounts the Company owes the plaintiff pursuant to the July 1994 Sales and Distribution Agreement between the Company and the plaintiff under which the plaintiff granted the Company the exclusive worldwide right to sell and distribute the plaintiff's software titles for a term of five years. In addition, the plaintiff alleges, among other things, fraud and negligent misrepresentation. The parties have executed a settlement agreement, which is subject to court approval.



     The Company and certain of its current and former directors and/or executive officers were sued in various complaints filed in December 1995, which were consolidated into an action entitled In re: Acclaim Ent. Shareholder Litigation, 95 Civ. 4979, (E.D.N.Y.) (TCP) in the United States District Court in the Eastern District of New York. The plaintiffs, on behalf of a class of the Company's stockholders, claim unspecified damages arising from the Company's December 4, 1995 announcement that it was revising results for the fiscal year ended August 31, 1995 to reflect a decision to defer $18 million of revenues and $10.5 million of net income previously reported on October 17, 1995 for the fiscal year ended August 31, 1995. The parties have executed a settlement agreement, which is subject to court approval.




     By summons and complaint dated December 11, 1995, certain of the Company's current and former directors and/or executive officers were named as defendants, and the Company was named as a nominal defendant, in a shareholder derivative action entitled Eugene Block v. Gregory E. Fischbach, James Scoroposki, Robert Holmes, Bernard J. Fischbach, Michael Tannen, Robert H. Groman and James Scibelli, defendants, and Acclaim Entertainment, Inc., Nominal Defendant (Index No. 95-036316) (Supreme Court of the State of New York, County of Nassau) (the 'Derivative Action'). The Derivative Action was brought on behalf of the Company (as nominal defendant), alleging that the individual defendants violated their fiduciary duties to the Company in connection with the Company's revision of its revenues for the fiscal year ended August 31, 1995. Plaintiff alleges that the individual defendants (1) breached their duty of care and candor, (2) caused the Company to waste corporate assets, and (3) breached their duty of good faith, and, accordingly, seeks unspecified damages. The parties have executed a settlement agreement, which has been approved by the court. The settlement is subject to the effectiveness of the settlement of the action entitled In re:
Acclaim Ent. Shareholder Litigation described above.


     The Company's subsidiary, Lazer-Tron, was sued in an action entitled Eric Goldstein, on behalf of himself and all others similarly situated, v. Lazer-Tron Corporation, Norman B. Petermeier, Matthew F. Kelly, Bryan M. Kelly, Morton Grosser, Bob K. Pryt and Roger V. Smith (V-009846-7) in the Superior Court of the State of California, County of Alameda, Eastern Division. The plaintiffs allege, among other things, breach of fiduciary duty, abuse of control, negligence and negligent misrepresentation. In addition, certain former directors and officers of Lazer-Tron have been named as defendants in an action entitled Adrienne Campbell, individually and on behalf of all others similarly situated, v. Norman B. Petermeier, Matthew F. Kelly, Bryan M. Kelly, Morton Grosser, Bob K. Pryt, Roger V. Smith and Does 1 through 50, inclusive, Civil No. 760717-4, in the Superior Court of the State of California, County of Alameda. The plaintiffs, on behalf of a class of Lazer-Tron's shareholders, claim damages based on allegations that, as a result of lack of due diligence by the named defendants in fully investigating the proposed acquisition by the Company of Lazer-Tron, the defendants breached their fiduciary duties to Lazer-Tron's shareholders. These two actions have been consolidated (as so consolidated, the 'Lazer-Tron State Actions').

     The Company and certain of its current and former directors and/or executive officers also are defendants in an action entitled Adrienne Campbell and Donna Sizemore, individually and on behalf of all others similarly situated,
v. Acclaim Entertainment, Inc., Anthony R. Williams, James Scoroposki, and Robert Holmes (the 'Campbell Action'), C-95-04395 (EFL), which was commenced in the United States District Court for the Northern District of California. In that action, plaintiffs, two former shareholders of Lazer-Tron, filed a class action complaint on December 8, 1995 on behalf of all former Lazer-Tron shareholders who exchanged their Lazer-Tron stock for Common Stock pursuant to the August 31, 1995 merger transaction. Plaintiffs allege violations of Sections 10(b), 14(a) and 14(e) of the Securities Exchange Act of 1934, Sections 11 and 12(2) of the Securities Act of 1933, fraud and breach of fiduciary duty. On October 8, 1996, the Judicial Panel on Multidistrict Litigation ordered the transfer of the Campbell Action from the Northern District of California to the United States District Court for the Eastern District of New York for coordinated or consolidated pretrial proceedings with the action entitled In re Acclaim Ent. Shareholder Litigation discussed above.


     The parties to the Lazer-Tron State Actions and the Campbell Action have entered into a settlement agreement. The settlement was approved by the Superior Court of the State of California, which also dismissed the Lazer-Tron State Actions. The Eastern District of New York dismissed the Campbell Action.


     The Company and certain of its current and former directors and/or executive officers were sued in various complaints filed in April 1994, which were consolidated into an action entitled In re Acclaim Entertainment, Inc. Securities Litigation (94 Civ. 1501) (the 'WMS Action'). The plaintiffs, on behalf of a class of the Company's stockholders, consisting of all those who purchased the Common Stock for the period January 4, 1994 to March 30, 1994, claim damages arising from (i) the Company's alleged failure to comply with the disclosure requirements of the securities laws in respect of the Company's relationship with WMS Industries Inc. ('WMS') and the status of negotiations on and the likelihood of renewal of an agreement with WMS, pursuant to which WMS granted the Company a right of first refusal to create software for 'computer games', 'home video games' and 'handheld game machines' based on arcade games released by WMS through March 21, 1995, (ii) statements made by the Company's representative that rumors relating to the nonrenewal of the agreement were 'unsubstantiated' and that talks between the Company and WMS were continuing, which allegedly were materially false and misleading, and (iii) a claim that the defendants should have disclosed the likely nonrenewal of the agreement. The parties have executed a settlement agreement, which is subject to court approval.


     The Company has also asserted a third-party action against its insurance company, Mt. Hawley Insurance Company ('Mt. Hawley'), based on Mt. Hawley's disclaimer of coverage for liability from the WMS Action and for fees and expenses up to the amount of the policy incurred in connection with the defense of the WMS Action. In connection with the settlement of the WMS Action, the

Company has agreed to assign to the plaintiffs in the WMS Action 50% of the proceeds, if any, recovered from Mt. Hawley.


     The Securities and Exchange Commission (the 'Commission') has issued orders directing a private investigation relating to, among other things, the Company's earnings estimate for fiscal 1995 and its decision in the second quarter of fiscal 1996 to exit the 16-bit portable and cartridge markets. The Company has provided documents to the Commission, and the Commission has taken testimony from Company representatives. The Company intends fully to cooperate with the Commission in its investigation. No assurance can be given as to whether there will be any litigation or, if so, as to the outcome of this matter.


     The New York State Department of Taxation and Finance (the 'Department'), following a field audit of the Company with respect to franchise tax liability for its fiscal years ended August 31, 1989, August 31, 1990 and August 31, 1991, has notified the Company that a stock license fee (plus interest and penalties) of approximately $1.9 million, relating to the Company's outstanding capital stock as of 1989, is due to the State. The Company is contesting the fee and a petition denying liability has been filed. No assurance can be given as to the outcome of this matter.


     The Company is also party to various litigations arising in the ordinary course of its business, the resolution of none of which, the Company believes, will have a material adverse effect on the Company's liquidity or results of operations.


     In conjunction with claims arising from certain of the Company's acquisitions and then pending litigations for which the settlement obligation was probable and estimable, the Company recorded a charge of $23.6 million during the year ended August 31, 1997. Approximately one-half of the settlement amount is payable with non-cash items, such as stock or warrants, approximately one-quarter is payable in cash and the remaining approximately one-quarter is payable in cash or stock, at the Company's option. If the settlement terms of such litigations are not documented or approved as currently anticipated, the Company may be required to record additional charges in future periods.


     A portion of any settlement or award arising from or out of one or more of the above litigations may be covered by the Company's insurance.


                                 LEGAL MATTERS


     Certain legal matters in respect of the shares offered hereby will be passed upon for the Company by Rosenman & Colin LLP, 575 Madison Avenue, New York, New York 10022.

                                    EXPERTS

     The consolidated financial statements and schedule of Acclaim Entertainment, Inc. and its subsidiaries as of and for the years ended August 31, 1997 and 1996 have been incorporated by reference in this Prospectus and in the registration statement of which it forms a part in reliance upon the report of KPMG Peat Marwick LLP ('KPMG'), independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG contains an explanatory paragraph that states that the Company's significant losses from operations in fiscal 1997 and 1996 and its working capital and stockholders' deficiencies at August 31, 1997 raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. The report also indicates that the auditors were unable to review the fiscal 1996 selected quarterly data in accordance with professional standards. The consolidated financial statements for the year ended August 31, 1995 incorporated by reference in this Prospectus have been audited by Grant Thornton LLP ('GT'), independent certified public accountants, as stated in their report incorporated by reference herein. The report of GT for fiscal 1995 includes an emphasis paragraph as to uncertainty relating to the eventual outcome of certain class action lawsuits.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16. EXHIBITS

     (a) The following documents are filed as a part of this Registration
Statement:


EXHIBIT
NUMBER   DESCRIPTION
------   -----------------------------------------------------------------------------------------------
   3.1    --   Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1, filed on April 21, 1989, as amended
               (Registration Number 33-28274) (the '1989 S-1'))

   3.2    --   Amendment to the Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.2 to the 1989 S-1)

   3.3    --   Amendment to the Certificate of Incorporation of the Company (incorporated by reference to Exhibit 4(d) to the Company's Registration Statement on Form S-8, filed on May 19,

               1995 (Registration Number 33-59483) (the '1995 S-8')

   3.4    --   Amended and Restated By-Laws of the Company (incorporated by reference to Exhibit 4(e) to the 1995 S-8)

   4.1    --   Specimen form of the Company's Common Stock certificate (incorporated by reference to
               Exhibit 4.1 to the Company's Annual Report on Form 10-K for the year ended August 31,
               1989, as amended (File No. 0-16986))

  *5      --   Opinion of Rosenman & Colin LLP

 *23.1    --   Consent of KPMG Peat Marwick LLP

 *23.2    --   Consent of Grant Thornton LLP

 *23.3    --   Consent of Rosenman & Colin LLP (included in Exhibit 5)

  24.1    --   Power of Attorney (incorporated by reference to this Registration Statement on Form S-1, filed on January 28, 1998 (Registration Number 333-45071))


------------------
 * Filed herewith.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

           (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

           (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


     (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Nassau and State of New York on May 4, 1998.


                                          ACCLAIM ENTERTAINMENT, INC.

                                          By: /s/  Gregory E. Fischbach
                                             -------------------------------
                                                    Gregory E. Fischbach
                                                  Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                SIGNATURE                                      TITLE                             DATE
------------------------------------------  -------------------------------------------   -------------------
      /s/  Gregory E. Fischbach             Co-Chairman of the Board; Chief Executive             May 4, 1998
------------------------------------------  Officer; President; Director
           Gregory E. Fischbach

      /s/  James Scoroposki                 Co-Chairman of the Board; Senior Executive            May 4, 1998
------------------------------------------  Vice President; Treasurer; Secretary;
           James Scoroposki                 Acting Chief Financial Officer; Director

      /s/  Kenneth L. Coleman               Director                                              May 4, 1998
------------------------------------------
           Kenneth L. Coleman

     /s/   Bernard J. Fischbach             Director                                              May 4, 1998
------------------------------------------
           Bernard J. Fischbach

     /s/   Robert H. Groman                 Director                                              May 4, 1998
------------------------------------------
           Robert H. Groman

     /s/   James Scibelli                   Director                                              May 4, 1998
------------------------------------------
           James Scibelli

                                            Director                                              May , 1998
-----------------------------------------
           Michael Tannen